BRAINSTORM CELL THERAPEUTICS INC.

3 University Plaza Drive, Suite 320

Hackensack, NJ 07601

June 10, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jeffrey P. Riedler

RE:	Brainstorm Cell Therapeutics Inc. Registration Statement on Form S-3 Filed June 4, 2015 File No. 333-204718 Acceleration Request

Dear Mr. Riedler:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Brainstorm Cell Therapeutics Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Wednesday, June 10, 2015, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions regarding this request should be addressed to Thomas B. Rosedale, Esq., at BRL Law Group LLC at (617) 399-6931.

Very truly yours, Brainstorm Cell Therapeutics Inc. /s/ Tony Fiorino, MD, PhD By: Tony Fiorino, MD, PhD Its: Chief Executive Officer

cc:	Thomas B. Rosedale, Esq.
(BRL Law Group LLC)